UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 16, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No
Capgemini press contact: Victoire Grux +33 6 04 52 16 55 victoire.grux@capgemini.com	Orange press contact: Tom Wright +33 6 78 91 35 11 tom.wright@orange.com

Capgemini and Orange are pleased to announce the launch of commercial activities of Bleu, their future "cloud de confiance" platform

Paris, January 15, 2024 - Capgemini and Orange announced today that Bleu, a company they have jointly created, is now engaging with select French public and private organizations to ensure that they are ready for the migration, once the first services start to go live on the platform from the end of 2024. Bleu aims to obtain the SecNumCloud 3.2 qualification in 2025 for its services to offer "cloud de confiance"[1] based on Microsoft technology.

Capgemini and Orange launched Bleu in a strategic partnership with Microsoft, with the aim of meeting the specific cloud needs of the French State, public agencies, hospitals, regional authorities, Vital Importance Operators (OIVs) and Essential Service Operators (OSEs), enabling them to use Microsoft 365 and Microsoft Azure services. This offering is unique to the French market, based on specific technology developed by Microsoft and will enable clients to accelerate their digital ambitions while harnessing the full power of the Microsoft 365 and Microsoft Azure services.

After receiving validation from the European Commission in 2023, Bleu is now launching its commercial activities. Jean Coumaros, CEO of Bleu, and his team are engaging with public organizations and private companies interested in Bleu’s forthcoming "cloud de confiance" services and its future ecosystem of partners. In order to meet with strong demand from an array of French organizations, the coming months will be used to prepare their migration, carry out tests and pilots with clients, and to ensure their successful onboarding on Bleu. The Bleu cloud platform will be launched on a set of geographically distributed data centers across France, meeting the necessary high standards of resilience and availability.

"I'm proud of the work done by the Capgemini, Orange and Microsoft teams to realize our shared ambition of being able to offer, through Bleu, a solution that will enable clients to leverage the full power of Microsoft cloud services in a ‘cloud de confiance’," comments Aiman Ezzat, Chief Executive Officer of the Capgemini Group. "Bleu brings a unique combination of security and service benefits, including the widest range of technological innovations, enabling French organizations to accelerate their digital ambitions through the coming years."

Christel Heydemann, CEO of Orange, commented: "Together with our partner Capgemini, we are very pleased to announce today the launch of activities of our joint venture Bleu. As a leading player in the digital transformation of businesses in France, Orange is aware of the specific challenges in terms of data protection and sovereignty for critical infrastructure operators and public institutions. We are confident that Bleu will meet these needs by providing a cloud solution based on Microsoft services while being fully compliant with the standards set by French authorities in its "trusted cloud" doctrine. Bleu is now fully operational and is actively working with its future customers to prepare for their migration to the platform. »

"We are proud to partner with Bleu to bring Microsoft 365 productivity solutions and Microsoft Azure services to their forthcoming ‘cloud de confiance’ platform," said Judson Althoff, Executive Vice President and Chief Commercial Officer at Microsoft. "With this strategic partnership, we are supporting France’s digital transformation efforts for its long-term success by enabling efficient and modern services."

For more information, visit: www.bleucloud.fr

About Capgemini

Capgemini is a global leader in partnering with companies to transform and manage their business by harnessing the power of technology. The Group is guided everyday by its purpose of unleashing human energy through technology for an inclusive and sustainable future. It is a responsible and diverse organization of nearly 350,000 team members in more than 50 countries. With its strong 55-year heritage and deep industry expertise, Capgemini is trusted by its clients to address the entire breadth of their business needs, from strategy and design to operations, fueled by the fast evolving and innovative world of cloud, data, AI, connectivity, software, digital engineering and platforms. The Group reported in 2022 global revenues of €22 billion.

Get The Future You Want | www.capgemini.com

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 43.5 billion euros in 2022 and 137,000 employees worldwide at 30 September 2023, including 73,000 employees in France. The Group has a total customer base of 296 million customers worldwide at 30 September 2023, including 251 million mobile customers and 25 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

[1] A "cloud de confiance" solution, which is compliant with the French State’s cloud doctrine, requires SecNumCloud 3.2 qualification from the French National Cybersecurity Agency (ANSSI), as well as compliance with legal provisions.

ORANGE

Date: January 16, 2024	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations